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                             November 5, 2021

       Jonathan Neman
       Chief Executive Officer
       Sweetgreen, Inc.
       3101 W. Exposition Boulevard
       Los Angeles, CA 90018

                                                        Re: Sweetgreen, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 25,
2021
                                                            File No. 333-260472

       Dear Mr. Neman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 25, 2021

       Quarterly Results of Operations, page 116

   1. We note your disclosure in the footnotes to the table on page 117, quantifying AUV and
                                                        Same Store Sales Change
if certain adjustments and exclusions were not made for the
                                                        material, temporary
closure of certain restaurants. Please amend your disclosure in the prospectus summary to
provide similar disclosure quantifying AUV and Same Store Sales
                                                        Change without these
adjustments, or provide a cross-reference in your prospectus summary to the
disclosure in the footnotes on page 117.
       General

   2.                                                   Please provide a brief
description of the    certain individuals identified by management
                                                        who may participate in
the DSP (e.g., officers, directors, employees, friends and family of
 Jonathan Neman
Sweetgreen, Inc.
November 5, 2021
Page 2
      a specific group of persons, etc).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-
3222 with any questions.



                                                           Sincerely,
FirstName LastNameJonathan Neman
                                                           Division of
Corporation Finance
Comapany NameSweetgreen, Inc.
                                                           Office of Trade &
Services
November 5, 2021 Page 2
cc:       Siana E. Lowrey
FirstName LastName